Exhibit a(1)(G)

[Summit Letterhead]

FORM OF SUPPLEMENTAL NOTICE OF OFFER TO EXCHANGE

VIA EMAIL AND/OR U.S. MAIL

Date: October 25, 2012

To: Eligible Individuals:

In connection with our voluntary stock option exchange program, of which you were previously advised, please be advised of the following information:

The Offer is amended to provide that the expiration date of the Offer is 6:00 pm, Eastern Time, on November 14, 2012, and that the New Option Grant Date will be November 14, 2012. Accordingly, the New Options will have an exercise price equal to the greater of (a) $0.80 per share, (b) the closing price of our common stock on the New Option Grant Date, which is now expected to be November 14, 2012, and (c) the current exercise price of the Eligible Options being exchanged for New Options.

The benefit to option holders to participate in the Offer is the ability to extend the term of their existing options. Since the exercise price for the New Options cannot be less than the current exercise price of the Eligible Options being exchanged, and in certain circumstances can be higher, option holders who participate in the Offer will not be issued options with an exercise price more advantageous than what they currently have. Moreover, the issuance of New Options in exchange for Eligible Options will subject the option holders to a new vesting schedule.

As of the date hereof, 491,098 options to purchase a like number of shares of the Company’s common stock have been tendered to the Company for exchange pursuant to the Offer.

The above-information amends and supplements the previous information that you have received concerning the option exchange program.

October 17, 2012:	• The commencement date of the Offer.

November 14, 2012 (unless the Offer is extended):	• The Offer expires at 6:00 p.m., Eastern Time.
• The eligible options that have been tendered for exchange will be cancelled.

• The new options will be granted.

Very truly yours,

Marshall T. Leeds,
Chief Executive Officer